Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	17 December 2009
SIMS METAL MANAGEMENT COMPLETES SHARE PURCHASE PLAN
Sims Metal Management Limited (the “Company”) has successfully completed its previously announced Share Purchase Plan (“SPP”). The SPP closed at 5:00pm (AEDST) on 15 December 2009 and valid applications for approximately A$41 million worth of new shares in the Company (“New Shares”) were received from eligible shareholders.
The Company accepted all valid applications which were made under the SPP, up to the maximum A$15,000 per eligible shareholder. The actual number of New Shares to be issued is subject to final confirmation.
As previously announced, the issue price for New Shares was to be the lower of:
•	A$21.00, being the issue price under the fully underwritten institutional placement of A$400 million (the “Placement”); and

•	the volume weighted average price (“VWAP”) of Company shares traded on the Australian Securities Exchange (“ASX”) over the 5 trading days up to, and including, the day on which the SPP offer closed.
The VWAP was A$21.42 and, accordingly, the issue price for each New Share will be A$21.00, being the price paid by institutional investors under the Placement.
The New Shares are expected to be allotted on Wednesday, 23 December 2009 and will rank equally with all existing shares on issue from that date. Trading in New Shares on ASX is expected to commence on Thursday, 24 December 2009 with confirmation of allotment statements dispatched on Tuesday, 29 December 2009.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects.
Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 November 2009.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns approximately 90 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).

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